

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

June 11, 2007

<u>Via U.S. mail and facsimile</u>

Mr. Kerry Propper
Chief Executive Officer
Chardan South China Acquisition Corporation
China Energy Technology Limited
625 Broadway, Suite 1111
San Diego, CA 92101

> **Re: Chardan South China Acquisition Corporation**
> **China Energy Technology Limited**
> **Registration Statement on Form S-4**
> **Filed May 11, 2007**
> **File No. 333-142894 and 333-142894-01**
>
> **Form 10-KSB for the year ended December 13, 2006**
> **Filed April 17, 2007**
> **File No. 000-51432**
>
> **Form 10-QSB for the quarter ended March 31, 2007**
> **Filed May 21, 2007**
> **Filed No. 000-51432**

Dear Mr. Propper:

    We have reviewed your filings and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

General

1. We note the prohibition in the introductory paragraph of the SIXTH section of Chardan South's certificate of incorporation that the SIXTH section may not be amended during the Target Business Acquisition Period. It does not appear that the Target Business Acquisition Period has ended. Please provide us with your analysis as to why Chardan South may amend the SIXTH section at this time.

2. Rule 14a-4(a)(3) under the Exchange Act requires you to separately break out on the proxy card each matter security holders will vote upon. We note that Chardan South's security holders will vote upon the merger of Chardan South into its subsidiary, China Energy, with China Energy being the surviving entity. In connection with the proposed merger, Chardan South's security holders will receive China Energy securities, which will be governed by charter documents that differ from the charter documents governing their Chardan South securities. Please review these charter documents in light of the guidance set forth in the September 2004 interim supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations (available on our Web site at www.sec.gov) and revise your filing accordingly. In responding to this comment, please provide us with your analysis as to whether specific provisions of China Energy's charter documents should be voted upon by security holders.

3. We note the omitted information throughout your filing. It does not appear to be information you may exclude in reliance upon Rule 430A of Regulation C. All omitted information must be included in your filing prior to effectiveness.

4. We note that Chardan South has filed its periodic reports on Forms 10-QSB and Form 10-KSB. We also note the disclosure on the Form 10-KSB filed April 17, 2007 that, as of April 13, 2007, the aggregate market value of the common stock held by non-affiliates was approximately $33,637,500. Finally, we note the disclosure on the Form 10-KSB filed April 17, 2006 that, as of April 14, 2006, the aggregate market value of the common stock held by non-affiliates was approximately $31,724,000. As such, it appears that Chardan South has exceeded the small business issuer public float limit at the end of two consecutive years since it became a public reporting company, yet it filed its latest quarterly report on Form 10-QSB. Please advise us as to how Chardan South is eligible to use SB forms for its Exchange Act reporting.

5. Please provide updated financial statements and related disclosures, as necessary, to comply with Article 3-12 of Regulation S-X.

6.   Please provide updated consents from your independent accountants in each amendment to your registration statement.

7.   Please revise the letter from Chardan South's chairman to security holders to reflect the proposal to amend the geographic limitation contained in Chardan South's certificate of incorporation.

Cover Page of Exchange Offer Prospectus

8.   Please disclose the total number of shares being offered.

9.   We note the statement that China Energy has agreed to acquire "all of the common stock of Head Dragon Holdings, which constitutes 100% of the outstanding equity interests of Head Dragon Holdings." It appears that the preferred stock also represents equity interests of Head Dragon Holdings. Please revise accordingly here throughout your filing to clarify.

Cover Page of Proxy Statement

10.   Please revise your cover page so that it does not exceed one page in length. Currently, it appears that you have a three-page letter to Chardan South security holders, as well has a proxy statement cover page for the meeting of these security holders. Note that for purposes of merger proxies, we do not object if the cover page is in the form of a letter to security holders, but we nevertheless consider it to be the prospectus cover page for purposes of the one-page limitation. Please revise, focusing only on the information that is required by Item 501 of Regulation S-K and information that is otherwise key to an investment decision. Much of the information you have included here may be better disclosed in the summary section of the proxy statement/prospectus and elsewhere in the document.

11.   We note that you refer in the first paragraph to the "sole stockholder" of Head Dragon Holdings. However, it appears that there are also outstanding shares of preferred stock. Please revise accordingly here and throughout your filing to clarify. In addition, please clarify that the shares to be issued to the Head Dragon Stockholder will not be registered.

12.   Please clarify that all shares covered by the registration statement will be issued either to existing security holders of Chardan South in the proposed merger or to China Energy preferred stockholders in the exchange offer. Please also explain the treatment of unit holders and warrant holders in the proposed merger. In this regard, we note that it appears they receive units and warrants, respectively,

of China Energy. Finally, please disclose that all registered securities will be issued by China Energy and that Chardan South is a co-registrant for the sole purpose of seeking security holder approval of the four identified matters.

13. We note that you intend to apply to list China Energy's securities on the Nasdaq Stock Market. We also note that you indicate elsewhere in your filing that you have already applied. Please reconcile here and revise throughout your filing.

Questions and Answers about the Meeting, page 12

14. Please address the impact on security holders if all of the preferred stock is not exchanged in the exchange offer.

15. We note the first Q&A on page 12. Please disclose that the subsidiary is only 51% owned. Please also include disclosure that clearly explains the manner in which GaoKe entities generate revenue, which entities generate the revenue, and the proportion of the total revenues that they represent.

16. We note the last Q&A on page 13. Please disclose the percentage of the shares owned by the insiders.

17. We note the third Q&A on page 14 and the second Q&A on page 17, where you state that "generally" the stockholders "should not recognize any gain or loss..." Please revise to provide a more definitive statement, as you have done on page 73, where the discussion is unqualified.

18. We note the fifth Q&A on page 14. We read at the bottom of your response that the foregoing discussion assumes that all of the shares of Head Dragon Holdings preferred stock are exchanged for shares of common stock of CETL. However, the percentages that you are disclosing in this response appear to disregard any exchanges of preferred stock. In this regard, it appears that if all of the shares of Head Dragon Holdings preferred stock are exchanged, a total of 20.65 million shares of CETL common stock would be issued, with 13.0 million, or 63%, to the current Head Dragon Holdings common stockholder; 7.0 million, or 34%, to the current Chardan common stockholders; and 650,000, or 3%, to the current Head Dragon Holdings preferred stockholders. Similarly, it appears that if the additional consideration of 9.0 million shares were issued to the current Head Dragon Holdings common stockholder, his ownership of CETL would be 74%, or 22.0 million shares out of a total of 29.65 million shares issued. Please advise or revise. Please apply this comment to similar disclosures throughout your filing.

19. In the second Q&A on page 15, please clarify whether security holders who exercise their conversion right will receive a pro rata portion of the trust account plus interest or $5.44 per share.

Questions and Answers About the Exchange Offer, page 16

20. We note the third Q&A on page 17. We read in your response that the former holders of Head Dragon Preferred would own, in the aggregate, approximately 65% of total outstanding shares of CETL common stock. We assume that this disclosure instead should indicate that former holders of Head Dragon Preferred would own approximately 3%, similar to your disclosure on page 28. Please advise or revise.

Head Dragon Historical Financial Information, page 28

21. We read on pages 20 and 87 that Head Dragon, through the GaoKe Operating Companies, began its business in 2003. It is therefore unclear to us why you have not provided selected historical financial data for 2003. Please advise or revise. Refer to Item 301(a) of Regulation S-K.

22. It is unclear to us why you have not provided balance sheet information for December 31, 2004. Refer to Item 301 of Regulation S-K and the related instructions. Please advise or revise.

23. It is unclear to us why you have not presented dividends per share or earnings per share for Head Dragon. Please refer to Instruction 2 to Item 301 of Regulation S-K. To provide Chardan South security holders with visibility into the trends in Head Dragon's earnings per share on a basis that will be meaningful for merger purposes, please also disclose earnings per share for all periods as recast to revise the number of historical shares outstanding to reflect the 13 million shares that will be received in the reverse merger with CETL in a manner similar to a stock split. Refer to SAB Topic 4C. Your presentation of these recast earnings per share numbers should be footnoted to explain how and why these numbers differ from the historical earnings per share seen in your financial statements.

Selected Unaudited Pro Forma Combined Financial Information, page 29

24. This appears to be the first time in your filing that you present information for the scenarios "Assuming Maximum Approval" and "Assuming Minimum Approval." Please revise your introductory narrative to these tables to explain to your readers what these scenarios represent. In this regard, we assume you

are presenting the scenario if no Chardan South security holders disapprove the merger and convert their Chardan South stock into cash and the scenario if 19.99% of Chardan South security holders disapprove the merger and convert their Chardan South stock into cash.

25. Please revise your introductory narrative to briefly disclose how you determined that there were no pro forma cash dividends declared per share. This matter may be confusing to your readers since the accounting acquirer, Head Dragon, paid dividends in 2006.

26. Please revise to clarify, if true, that you are presenting diluted earnings per share here and in the previous Head Dragon and Chardan historical financial information.

Comparative Per Share Information, page 30

27. Please revise to include all information required by Item 3(f) of Form S-4, including earnings per share, dividends declared per share and book value per share for each of Head Dragon, Chardan, and the pro forma combined company. Please note that this information should be presented only for the most recent fiscal year and any subsequent interim period. If you believe that some of this information is not applicable, please explain this to us in reasonable detail.

28. Please consider presenting pro forma book value per share under both the minimum approval and the maximum approval to be consistent with your other disclosures. Please supplementally provide us with your calculation of pro forma book value per share.

Risk Factors, page 32

29. Please add a risk factor discussing your outstanding indebtedness, if material.

30. Please add a risk factor discussing anti-takeover protections. In this regard, we note the disclosure under the heading "Defenses Against Hostile Takeovers" on page 72.

GaoKe expects to rely increasingly on its proprietary products and systems…, page 35

31. We note that you indicate that you rely on patents to protect your intellectual property rights. However, the disclosure under "Intellectual Property Rights" on page 94 indicates that your rights are unpatented. Please reconcile.

Forward-Looking Statements, page 39

32. Please remove the reference to the Private Securities Litigation Reform Act of 1995, as the safe harbors in that Act are not available with respect to your filing.

Consideration of the Stock Purchase Transaction, page 45

The Candidate Identification Process, page 45

33. We note the disclosure in the last sentence of the first paragraph. We also note comment 1 above. Please explain how the agreement in principle satisfies the requirements of the SIXTH section of the certificate of incorporation in light of the facts that it involves a company located north of the Yangtze River and you may not amend the SIXTH section at this time.

34. We note the disclosure in the fifth paragraph. Please provide the full names of Sinokosen and Chum and explain their role in the identification process.

35. We note the disclosure in the second and third paragraphs on page 46 that there were several candidates Chardan South considered, but none were deemed to be suitable candidates. We have the following comments:

   • Please explain in greater detail the reasons why these candidates were not suitable for a business combination.

   • We note the disclosure under "Meetings and Committees of the Board of Directors of Chardan" on page 120 that Chardan South did not have any board meetings in 2006. Please explain who made the determinations that these candidates were not suitable and the role of the board.

36. We note the disclosure in the fourth paragraph regarding CBC. Please explain how Chardan South was introduced to CBC.

The GAI Due Diligence Report, page 48

37. Please provide us with a copy of the report.

38. We note the statement in the first sentence of the last paragraph on page 49. It does not appear that the report made these conclusions. Please revise here and in the last paragraph under "Due Diligence Information Materials" on page 53 to remove the implication that the report made these conclusions.

Valuation Information, page 53

39. We note the disclosure in the first sentence of the fifth paragraph under the heading "History of Discussion between GaoKe and Chardan Capital" on page 47 and in the fifth paragraph under the heading "Due Diligence Information Materials" on page 53. Please provide us with all financial projections and forecasts that were prepared by the parties or their advisors and exchanged with the other party to the transaction. Please note that any such material exchanged forecasts must be disclosed in your filing. In this regard, please disclose the material projections provided by GaoKe.

Satisfaction of 80% Test, page 55

40. Please remove the statement in the first paragraph on page 56 that the investors "should not place any weight on these projections." In this regard, we note that you may include reasonable cautionary language, but you may not disclaim the information included in your filing.

41. We note the disclosure in the third through sixth paragraphs on page 56. Please remove the acronyms, as you have not defined these terms. Please also describe the valuations in greater detail, as the disclosure assumes an advanced level of understanding with respect to financial valuations. Finally, please disclose the assumptions and the basis for the reasonableness of those assumptions.

42. We note that the disclosure in the second sentence of the sixth paragraph on page 56 implies that the 2007 net income figure is actual and not projected. Please revise accordingly.

Material U.S. Federal Income Tax Considerations…, page 56

43. Please include a discussion of the tax consequences generally for holding and disposing of China Energy securities under British Virgin Islands and U.S. law.

44. We note that you also discuss the tax consequences of the proposed merger on page 73. Please reconcile.

Differences of Stockholder Rights, page 70

45. Please revise to discuss the "material" differences, rather than merely the most "significant" differences.

The Exchange Offer, page 75

Exchange of shares of Head Dragon Preferred…, page 76

46. We note that you will exchange the shares "as promptly as practicable." Rule 14e-1(c) requires that you exchange the shares "promptly" upon expiration of the exchange offer. Please revise your language in this section and throughout your document accordingly.

47. We note that you reserve the right to "delay acceptance" for exchange of the shares. Please clarify the circumstances in which you would delay acceptance. For example, if you are referring to the right to delay acceptance only due to an extension of your exchange offer, so state.

Withdrawal Rights, page 76

48. We note your statement here and elsewhere in your discussion of the exchange offer that your determinations will be "final and binding." These statements are inappropriate, as they create the impression that security holders have no legal recourse regarding the terms of the exchange offer. Please disclose, if true, that only a court of competent jurisdiction can make a determination that will be "final and binding" upon all parties. In addition, please disclose that security holders may challenge your determinations.

Material U.S. Federal Income Tax Considerations of the Exchange Offer, page 78

49. Please also discuss the material British Virgin Islands tax consequences.

50. We note that the discussion of the tax consequences is qualified by the use of the term "should," rather than the use of the unqualified term "will." Please revise to provide a more definitive statement. Please also comply with this comment in the second Q&A on page 17. Finally, if material uncertainties regarding tax treatment exist, please add a risk factor that discusses the risk associated with the uncertainties.

Conditions of the Exchange Offer, page 79

51. We note your discussion regarding your ability to waive conditions in your sole discretion. Please discuss the extent to which the waiver of a material condition would require an extension of the exchange offer.

52. We note the disclosure in the last paragraph and have the following comments:

- We believe that defining the conditions as an ongoing right that may be asserted at any time suggests that conditions to the exchange offer may be waived or asserted after expiration of the exchange offer. Please revise the disclosure to make clear that all conditions to the exchange offer, other than those involving the receipt of governmental approvals, must be satisfied or waived before the expiration of the exchange offer.

- Please disclose the basis upon which you will determine whether material conditions have been satisfied and note that you must include an objective standard for the determination of whether a condition has been satisfied.

Chardan 2007 Equity Plan, page 81

53. Please briefly discuss the treatment of the equity plan in the proposed merger.

Background, page 81

54. We note the disclosure in the third paragraph. Please remove the statement that the summary is qualified by reference to the 2007 plan, as security holders are entitled to rely solely on the disclosure in your filing. Please also comply with this comment in the fourth paragraph of the section entitled "General" on page 67, and in the second paragraph of the section entitled "Appraisal Rights" on page 68.

Federal Income Tax Consequences, page 85

55. Please revise the disclosure in this section to reflect the proposed merger. In this regard, please discuss the material tax consequences in the British Virgin Islands and the U.S.

Other Tax Consequences, page 86

56. We note the statement in the first sentence. Please clarify that this section summarizes the "material" tax consequences.

Information About Gaoke, page 87

57. Please review the disclosure throughout this section and ensure that you have identified the sources for the assertions about the size of your operations and market share, leading positions, and information related to your industries. In this regard, we note you have provided numerous factual statements, but do not always indicate whether the source of this information is management's belief,

industry data, scientific reports, general articles, or other sources. If the information is based upon management's belief, please indicate that this is the case and also provide an explanation for the basis of your belief. If the information is based upon other sources, please provide us with copies of these sources and tell us whether this information represents the most recently available data and, therefore, remains reliable. With respect to your assertions about market share and leading positions, please tell us in your response how you compare to your competitors in quantitative terms and consider appropriate disclosure in this respect. We cite as examples the following statements: "GaoKe's projects pay for themselves in terms of reduced energy costs in less than three years," "GaoKe's ability to design…has given it a leading position in the domestic Chinese power generation market," "the only private company holding all permits…," "90% of all customer inquiries have been converted into orders" and "most of the 10% of pricing proposals which have not turned into contracts are rejected due to financial constraints of the potential customers." We also note the statements under "Market Overview" beginning on page 87. Finally, if you funded or were otherwise affiliated with any of the sources that you cite, please disclose this. Otherwise, please confirm that these sources are widely available to the public.

58. We note the disclosure in the last risk factor on page 34. The only reference to these matters in this section is under "Competition" on page 95. Please revise this section to describe in reasonable detail these matters, including the identity of the third party, your affiliation with the third party, and the material terms of your arrangements with the third party.

Background, page 87

59. We note the disclosure in the last paragraph. Please explain the role of each subsidiary in GaoKe's business.

Strategy, page 92

60. The disclosure in the last sentence of the last paragraph of this section is too vague regarding commercializing new technologies over the next few years. Please discuss in greater detail each of these new technologies, including the timeline for commercialization of each technology.

Equipment Procurement, page 94

61. Please describe in greater detail GaoKe's relationships with its suppliers, including whether the equipment is readily available from other sources.

Research and Development, page 94

62. Please disclose the amount spent on research and development activities during each of the last two fiscal years.

63. Please file the agreements discussed in this section as exhibits to the registration statement.

Competition, page 95

64. Please identify the principal methods of competition in GaoKe's industries. In addition, please discuss the advantages that GaoKe's competition's has over it and how this affects its competitive position within its industries.

Management's Discussion and Analysis of Financial Condition…, page 96

Overview, page 96

65. We note your discussion on page 98 of penalties in your construction contracts if you cannot complete the system in a timely manner. Please describe these penalties in more detail and provide some insight to your investors on the exposure resulting from these penalties.

66. To the extent that fluctuations in the exchange rate resulted in significant fluctuations in any of the assets, liabilities, or results of operations seen in your financial statements, you should disclose and discuss this matter to differentiate these changes from those resulting from your operations.

Comparison of Years Ended December 31, 2006 and 2005, page 100

67. Please revise your analysis of results to provide more insight into the underlying reasons behind the changes seen in your results from year to year. For example, clarify why you were able to obtain a greater number of contracts and a greater number of larger contracts in 2006 and why those contracts have higher gross margins than the contracts that contributed to revenues in 2005. Please note that your discussion should provide an overview of the consolidated company and provide a detailed analysis of each reportable segment's individual results. Please refer to Item 303 of Regulation S-K and our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Liquidity and Capital Resources, page 102

68.   It appears that GaoKe has outstanding indebtedness in the form of notes payable
       to former security holders. In this regard, we note the disclosure under "Finance
       Costs" on page 100 and in Note 4 to Head Dragon Holdings Limited's financial
       statements on page FII-12. Please disclose the material terms of the notes,
       including the principal amount outstanding, the interest rate, and the maturity
       date. Please also provide this information for GaoKe's other outstanding debt.
       In this regard, we note the disclosure in Note 6 on page FII-13.

Unaudited Pro Forma Combined Financial Statements, page 112

69.   Please remove the statement in the seventh introductory paragraph that the
       disclosure in this section is provided for "illustrative purposes only."

70.   We note your discussion of the maximum approval and minimum approval
       assumptions in your introductory narrative. Please disclose in this introduction
       that if holders of 20% or more of Chardan South's common stock vote against
       the stock purchase proposal and demand that Chardan convert their shares into
       their pro rata share of the trust account, then Chardan will not consummate the
       stock purchase, even if a majority of shares vote to do so. We believe that this
       disclosure will clarify to your readers why the minimum approval is 80.01%.

71.   We note your discussion of pro forma adjustments on page 113. Please explain
       to us how you have considered Head Dragon's issuance of preferred stock and
       China Energy's exchange offer for that preferred stock in your pro forma
       financial statements. In this regard, it appears that you should present a
       sensitivity analysis to reflect the impact of having all of the preferred stock
       exchanged for CETL common stock versus having none of the preferred stock
       exchanged.

72.   We note from your disclosure on page 70 that the par value of the Chardan
       common stock and the par value of the CETL common stock are not the same.
       It is unclear to us that the pro forma CETL combined equity accounts on your
       pro forma balance sheets reflect the correct par value for post-merger common
       stock. Please advise or revise.

73.   Please provide us with your analysis for pro forma balance sheet classification
       of the warrants and underwriter's unit purchase option being issued by CETL.
       Your response should carefully consider the guidance in EITF 00-19, including
       paragraphs 17 and 18, in concluding whether liability or equity classification is
       appropriate. In this regard, we note your disclosures under "Registration Rights

Agreement" on page 133, and it is unclear to us if or how the obligations under these agreements will change when Chardan South's equity is exchanged for equity in China Energy.

74. Please provide us with your analysis of the applicability of EITF 05-4 and FSP EITF 00-19-2 to your registration rights agreements. Also tell us where you have filed these agreements, and if not filed, please supplementally provide us with copies of these agreements to provide us with additional context for your analysis. To the extent that your registration rights agreements involve a penalty for noncompliance, please tell us how CETL will account for these agreements, and tell us how you determined that there was no impact on your pro forma financial statements.

75. Please revise your pro forma statements of operations to disclose historical earnings per share for Head Dragon, as this is the accounting acquirer.

Directors and Management, page 119

Directors and Management Following the Stock Purchase, page 119

76. Please disclose the information regarding the expected size of China Energy's board of directors, as discussed in the fifth Q&A on page 15. Please also disclose whether you have identified the three other directors to be appointed to the board. Note as well the requirement of Rule 438 of Regulation C for a consent if the directors to be appointed are named in the registration statement.

77. Please identify the individual who will serve as the chief financial officer of China Energy. Please also confirm that there are no other executive officers.

78. Please explain the basis for the statement that Mr. Lv has been "recognized as a pioneer." Please also explain the basis for the statements that Mr. Limaye "was responsible for leading the development of cogeneration…"

Independence of Directors, page 120

79. Please revise to identify China Energy's independent directors. In this regard, we note the disclosure in the biography of each of Messrs. Limaye and Richli that they are independent.

Certain Relationships and Related Transactions, page 124

80. Please explain why you have included the disclosure regarding the loans in the last paragraph on page 124. In this regard, we note that it appears Gifted Time is involved in the Chardan North transactions and has no relationship or other affiliation with Chardan South.

81. We note the disclosure in the second paragraph on page 125. Please disclose the amount of expenses reimbursed to date and the amount outstanding as the most recent practicable date.

82. We note the disclosure in the fourth paragraph on page 125. Please disclose whether there is an agreement for these services. Please also disclose the fees payable to Chardan Capital and Chardan Capital Markets. Finally, please disclose the affiliations of Chardan Capital Markets with your company.

83. Please revise to clarify the use of the terms "Chardan" and "Chardan South" in the seventh paragraph on page 125.

Price Range of Securities and Dividends, page 130

84. Please explain the manner in which the units trade, as it appears the common stock and warrants that originally comprised the units trade separately.

Dividends, page 130

85. Please revise to discuss all dividends previously paid. In this regard, we note that it appears you paid a stock dividend in 2005.

Shares Eligible for Future Sale, page 131

86. Please revise the discussion to specifically address the shares held by affiliates, including executive officers, directors and significant security holders. Please also revise to address the availability of Securities Act registration exemptions for promoters or affiliates discussed in the following no-action letter: NASD Regulation, Inc. (January 21, 2000).
87. Please revise to discuss the shares that may be issued to Head Dragon Holdings sole stockholder in the future. Please also revise to discuss the shares issuable under the 2007 equity plan and the impact of the registration rights held by the existing security holders.

Description of the Combined Company's Securities Following…, page 132

88. Please include a description of the units, including the number of units that will be outstanding as of the completion of all of the transactions contemplated by your filing.

Ordinary shares, page 132

89. Please disclose the number of shares that will be outstanding and/or issuable as of the completion of all of the transactions contemplated by your filing.

Preference Stock, page 132

90. Please revise to discuss the terms of the preferred stock that will be outstanding if all shares of preferred stock are not exchanged in the exchange offer. Please also file the charter documents relating to the preferred stock as exhibits to the registration statement.

Anti-Takeover Effect of Unissued Shares of Capital Stock, page 132

91. We note the disclosure in the first paragraph. Please disclose the number of available authorized shares, excluding shares that will be outstanding and/or issuable.

Warrants, page 132

92. Please disclose the number of warrants that will be outstanding upon completion of the transactions contemplated by your filing, including the warrants discussed in the third paragraph under the table on page 124.

Where You Can Find More Information, page 135

93. Please remove the third paragraph, as the disclosure in your filing regarding the contents of any contract or annex should be materially complete and may not be qualified by reference to information outside your filing.

94. Please remove the fourth paragraph, as you are responsible for the entire content of your filing.

Chardan South China Acquisition Corporation Financial Statements for the Year Ended December 31, 2006

Balance Sheet, page FI-3

95. We note the presentation of your equity accounts, including the 19.99% of equity issued in your IPO that is classified outside of permanent equity, and have the following comments:

    - Please help us to understand how you are accounting for the "common stock subject to possible conversion" in the amount of $5.96 million, including the accounting literature that you are relying upon. In this regard, given that you cannot predict how many security holders will choose to redeem their equity rather than approve any future merger, it is unclear to us that this 19.99% of equity issued in your IPO was any more or less redeemable at December 31, 2006 than the remainder of the equity issued in your IPO, so it is unclear to us why you have classified it differently.

    - Based on the above comment, please help us to understand your accounting for deferred interest. In this regard, it is unclear to us that 19.99% of the interest earned on investments held in trust from your IPO was any more or less redeemable at December 31, 2006 than the remainder of the interest earned on investments held in trust from your IPO.

    - Please provide us with your analysis of the classification of all of your equity units and common stock under SFAS 150. In this regard, we note your disclosures concerning mandatory liquidation for the equity units issued in your IPO in Note 5 and we note your disclosures in the first paragraph under "Required Vote and Recommendation" on page 44.

    - Please revise the references on the face of your balance sheet that currently refer to "possible conversion" to instead clearly indicate that all 5.75 million shares issued in your IPO, including the 19.99%, are redeemable for cash. We believe that your reference to "conversion" may be confusing to readers.

Note 5 – Common Stock, Common Stock Purchase Warrants and Options, page FI-9

96. We note your discussion of the mandatory liquidation provisions in your Certificate of Incorporation. Please revise to explain this mandatory liquidation contingency in more detail. In this regard, please address how you will fund the costs associated with any dissolution and liquidation, similar to your disclosure on page 109. Additionally, please reconcile your disclosure in this footnote stating that your Certificate of Incorporation provides for mandatory liquidation without stockholder approval to your disclosures at the bottom of page 109, which indicate that you may need stockholder approval for a specific plan of dissolution and distribution. We believe that this information will allow your investors to better understand the mandatory liquidation contingency.

Note 7 – Subsequent Events, page FI-10

97. We note that the events described in this footnote occurred after the date of your audit opinion; we therefore assume that this footnote is unaudited. If our assumption is correct, please either revise the title of this footnote to clearly indicate that it is unaudited, or remove this footnote from your audited annual financial statements and include this information in your interim financial statements instead.

98. We read that your acquisition of Head Dragon is subject to several conditions to the closing of the transaction, including, but not limited to, the issuance of a final audit report showing earnings for the fiscal year ended 2006 of not less than $6 million. The meaning of this statement is unclear since Head Dragon's audit report as seen on page FII-2 is dated March 2, 2007, and you entered into your purchase agreement subsequent to this date on April 14, 2007. Please supplementally explain to us whether the audit report seen on page FII-2 is Head Dragon's final audit report, and if so, why you thought a final audit report had not been issued as of April 14, 2007. Please revise your disclosure to clarify this matter.

99. It is unclear to us why your discussion of the terms of the stock purchase agreement with Head Dragon does not mention the exchange offer for Head Dragon's preferred stock. Please revise to clearly disclose all consideration that may be issued in this proposed merger.

100. When you update to interim financial statements, please clearly disclose somewhere in your footnotes that if the proposed acquisition of Head Dragon is not approved by your stockholders, you would not have the time or funds to identify and enter into a proposed agreement with another business and would

therefore commence liquidation. We note your disclosure to this effect on page 44 and believe that this is an important part of your mandatory liquidation contingency that should be disclosed in your financial statements.

Head Dragon Holdings Limited Financial Statements for the Year Ended December 31, 2006

Consolidated Balance Sheets, page FII-3

101. We read in Note 2 that you account for your construction contracts under the percentage of completion method. Please help us to understand why your balance sheet does not reflect cost and estimated earnings in excess of billings or billings in excess of cost and estimated earnings.

Consolidated Statements of Operations, page FII-4

102. We note that you have classified interest expense as part of your income from operations. Please revise to classify interest expense as non-operating in accordance with Article 5-03 of Regulation S-X.

103. Since Head Dragon is the accounting acquirer in the proposed merger, please disclose historical earnings per share for Head Dragon along with the related footnote disclosures in accordance with paragraphs 40 and 41 of SFAS 128.

Consolidated Statement of Stockholder's Equity, page FII-5

104. Please include the equity movements for the fiscal year ended December 31, 2004. Refer to Article 3-04 of Regulation S-X.

105. Please ensure that the numbers in your equity statement correctly total both across and down.

Consolidated Statement of Cash Flows, page FII-6

106. It appears to us that your statements of cash flows do not fully comply with SFAS 95. Please revise your annual and interim statements of cash flows to delete the subtotal prior to changes in operating assets and liabilities, and properly include payments for dividends in financing activities.

Note 2. Summary of Significant Accounting Policies
Accounts Receivable

107. We note from the face of your balance sheet that you do not have an allowance for doubtful accounts related to your accounts receivable. Please provide an accounting policy for your accounts receivable and the related allowance for doubtful accounts to explain how you determined that no allowance was necessary. Your accounting policy should also address your historical experience with collecting your accounts receivable.

Product Warranties

108. We read on page 98 that you provide a warranty for up to one year on the systems that you construct. Please disclose your accounting policy for your warranty liability. Please quantify your liability for us at each balance sheet date, and if your liability is material, provide the footnote disclosures required by paragraph 14(b) of FIN 45.

Research and Development

109. We note your discussion of research and development on page 94. Please provide your accounting policy for research and development. Please also quantify your research and development expense for each period for which you present a statement of operations. Refer to paragraph 13 of SFAS 2.

Marketing

110. We note your discussion of marketing and of your sales department's work with potential customers on page 95. We also note your discussion of the process of creating a pricing proposal for a potential customer on page 97. Please provide your accounting policy for these various types of costs that are incurred prior to executing a contract. Refer to paragraphs 73 through 75 of SOP 81-1.

Principles of Consolidation, page FII-8

111. We note that you consolidate your 51% owned subsidiary, Design. Given that 49% of Design is not owned by your company, please help us to understand why the balances for minority interest on your balance sheet and statement of operations appear so small. In this regard, we note that minority interest represents less than 1% of your total assets and less than 1% of your income before minority interest. If Design represents an immaterial part of GaoKe's

total assets and operations, please revise your discussion of these businesses elsewhere in the filing to clarify this matter.

Revenue Recognition, page FII-10

112. We note from your disclosure here and on page 99 that you use the percentage of completion method to record revenue on your projects. Based on your disclosures on page 98 that "final acceptance is received upon successful testing of the system" and "the end of the warranty period represents fulfillment of the entire contract," it is not clear to us why you believe that your accounting for revenue under the percentage of completion method is appropriate. To help us better understand how you determined that percentage of completion accounting was appropriate, please provide us with a detailed explanation of both your and your buyer's enforceable rights to the work-in-progress as the work progresses. Please address each stage of your typical project life and refer to paragraphs 22 and 23 of SOP 81-1. Please also address the payment terms of your contracts, including any prepayments or progress payments. Please revise your accounting policy to clarify these matters.

113. We read on page 92 that you subcontract the physical construction and installation of your power systems. Please provide your accounting policy for recognizing the revenues and expenses associated with work done by your subcontractors. Please supplementally explain to us in reasonable detail your rights and your subcontractors' rights under your subcontracting agreements, and provide brief disclosure of this matter in your accounting policy.

114. We read in your accounting policy that revisions in cost and profit estimates can be significant, and you recognize losses on contracts when it is probable that total contract costs will exceed total contract revenue. Please provide us a roll-forward of any liabilities you established for long-term contract loss accruals during each period presented. If material, disclose and discuss significant loss provisions in MD&A.

115. Please tell us whether you have change orders or claims related to your construction contracts. If so, please disclose your accounting policy for these change orders and claims. Refer to paragraphs 61 through 67 of SOP 81-1.

116. We read on page 35 that your contracts, once completed, produce a limited amount of ongoing revenues for maintenance and other services. We read on page 93 that your proprietary monitoring and control system can be monitored remotely by GaoKe via the Internet, and GaoKe's remote monitoring allows GaoKe's engineers to quickly fix any problems before they become more

serious. Based on these disclosures, it appears that you provide ongoing services to your customers after your construction contracts are completed. Please provide a revenue recognition accounting policy for any ongoing services, such as maintenance or remote monitoring. Please supplementally explain to us whether you have separate contracts for these ongoing services. In this regard, if you provide these services under the same contract as your construction of the power systems, please also disclose in your accounting policy how you allocate the total contract price between the construction of the power systems and any ongoing services.

117. We note from your disclosures on page 101 that you also perform design consulting work for third parties and that you classify income from such work as non-operating income. Please explain this design consulting work to us in more detail, including a description of what you are designing, and help us to understand how your classification of this income complies with Article 5-03 of Regulation S-X. Please also disclose your accounting policy for this design consulting work.

Advertising, page FII-10

118. Please quantify your advertising expenses for each period for which you present a statement of operations. Refer to paragraph 49(c) of SOP 93-7.

New Accounting Pronouncements, page FII-10

119. We read that SFAS 158 is effective for fiscal years ending after December 15, 2006. Please refer to paragraphs 13 and 14 of SFAS 158 and revise your disclosures accordingly. In this regard, it appears that SFAS 158 was not required to be adopted for your year ended December 31, 2006, and it is unclear from your current disclosures whether you early adopted this pronouncement. Additionally, you should clarify, if true, that SFAS 158 is not currently applicable to your company because you do not have any defined benefit pension or other postretirement plans.

Note 3 – Prepayments, Deposits and Other Receivables

120. It appears that approximately 50% of your total assets at December 31, 2006 were comprised of prepayment for raw materials and construction. Please revise either Note 2 or Note 3 to explain to your readers what this is and why it is such a large percentage of your total assets. Also disclose your accounting policy for recognizing these prepayments in your statements of operations. Additionally, please explain what is captured in the line "Advances to projects

and employees for raw materials," and provide a brief description of the terms of such advances, as this is unclear given your discussion of a centralized purchasing department earlier in this filing.

Note 4 – Related Party Balances and Transactions, page FII-12

121. We note your disclosure concerning the issuance in 2006 of the $7.7 million related party note payable. We note from your disclosures in Note 6, your equity statement, and page 100 that Head Dragon acquired GaoKe in exchange for issuing 200,000 shares of Head Dragon common stock and this note payable to the former security holders of GaoKe. Please revise your footnotes to explain this transaction in better detail. Please clarify if the Head Dragon common stock and the note payable were issued to the same parties, as this is unclear. Please supplementally provide us with a more detailed explanation of how you accounted for this acquisition and the accounting literature that you relied upon.

Subsequent Events

122. Please either revise your annual financial statements or disclose in your interim financial statements a subsequent events footnote addressing any material subsequent events. In this regard, it appears that you should address both the April 14, 2007 stock purchase agreement that you entered into with Chardan and your related financing transaction in which you issued 650,000 shares of preferred stock. Refer to Article 10-01(a)(5) of Regulation S-X.

Item 21. Exhibits and Financial Statement Schedules

123. Please file the certificate of incorporation and bylaws of Chardan South China Acquisition Corporation as exhibits to the registration statement.

124. We note Exhibits 4.6 and 4.7 and 10.7 through 10.10 to your Form 10-K for the year ended December 31, 2006. Please file each of these exhibits as an exhibit to the registration statement.

125. We note Exhibits 10.1 through 10.6 to your Form S-1 (File No. 333-125016). Please file each of these exhibits as an exhibit to the registration statement.

126. Please file the specimen certificates for the units, warrants and common shares as exhibits to your registration statement.

Item 22. Undertakings, page II-4

127. We note the undertaking provided in paragraph (5)(i). It does not appear that you are eligible to rely upon Rule 430B. Please remove this undertaking.

Signatures, page II-6

128. We note that it does not appear Chardan South China Acquisition Corporation signed the registration statement. Please be advised that each co-registrant has to sign the registration statement, as well as a majority of its board of directors and its principal executive and financial officers and its controller or principal accounting officer. Please revise accordingly.

129. It does not appear that Mr. Propper signed the registration statement on behalf of China Energy Technology Limited. Please revise accordingly.

Exhibit 10.3

130. Please revise the letter of transmittal, to the extent applicable, to reflect the foregoing comments.

Form 10-KSB for the year ended December 13, 2006

Item 8A. Controls and Procedures, page 17

131. Please comply with the following comments in the section entitled "Item 3. Controls and Procedures" on page 10 of your Form 10-QSB for the quarter ended March 31, 2007.

132. We note that you refer to "they" with respect to the parties determining whether your disclosure controls and procedures were effective. This reference does not clearly indicate to whom you are referring, as the previous sentence refers to the management of the company generally. Please clearly disclose the conclusions made by your CEO and CFO with respect to the effectiveness of your disclosure controls and procedures as of the end of the period covered by your Form 10-K.

133. We note the statement that your CEO and CFO "concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specific in the Securities and Exchange Commission rules and forms." This description

appears to be based upon the definition of disclosure controls and procedures set forth in Rule 13a-15(e) under the Securities Exchange Act of 1934. As described, however, the evaluation does not fully conform to the definition in the rule. Specifically, the description does not indicate that your disclosure controls and procedures are designed to ensure that information required to be disclosed by you in reports that you file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly. Alternatively, you may simply state that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were effective.

*   *   *   *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, in the event the company requests acceleration of the effective date of its registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- staff comments, changes in disclosure in response to staff comments or the staff, acting pursuant to delegated authority, declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filings;

- the company and the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing; and

- the company and the filing persons may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or, in her absence Jennifer Thompson, Staff Accountant, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Mr. Douglas J. Rein
        Ms. Sagar Brahmbhatt
        DLA Piper US LLP
        4365 Executive Drive, Suite 1100
        San Diego, CA 92121-2133